UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAI INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

12477X106
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12477X106	SCHEDULE 13G	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS: Development Bank of Japan Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 938,760(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 938,760(1)
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,760(1)
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%(2)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1) Effective December 15, 2010, Development Bank of Japan Inc. (“DBJ”) sold 675,840 shares of common stock of CAI International, Inc. (“CAI”) to Credit Suisse Securities (USA) LLC and Keefe, Bruyette & Woods, Inc., as representatives of the several underwriters named in the Underwriting Agreement (together, the “Underwriters”), dated December 9, 2010 (the “Underwriting Agreement”), among the CAI, the Underwriters, DBJ and Mr. Hiromitsu Ogawa (the latter two being Selling Stockholders).  Further, effective December 27, 2010, DBJ sold an additional 77,160 shares of common stock of CAI to the Underwriters as a result of their exercise of their over-allotment option provided in the Underwriting Agreement.  Thus, in total, DBJ sold 753,000 shares of common stock of CAI to the Underwriters in December, 2010.

CUSIP No. 12477X106	SCHEDULE 13G	Page 3 of 5 Pages

(2) Based on 19,265,670 shares of common stock of CAI outstanding as of December 15, 2010, the date of the completion of the CAI common stock offering, as disclosed by CAI in the prospectus supplement filed with the Securities and Exchange Commission on December 10, 2010.

Explanatory Statement

This Amendment No. 2 amends the initial statement filed on Schedule 13G by DBJ with the Securities and Exchange Commission on February 14, 2008 with respect to the securities that are the subject of this Schedule 13G, as amended by Amendment No. 1 filed on January 28, 2009.

Item 1(a).	Name of Issuer:

CAI International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Embarcadero Center
Suite 2101
San Francisco, California  94111

Item 2(a).	Name of Person Filing:

Development Bank of Japan Inc.

Item 2(b).	Address or Principal Business Office, or, if None, Residence:

Development Bank of Japan Inc.
1-9-1, Otemachi, Chiyoda-ku, Tokyo 100-0004 Japan

Item 2(c).	Citizenship:

Japan

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP No.:

12477X106

CUSIP No. 12477X106	SCHEDULE 13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership.

(a) Amount Beneficially Owned	938,760
(b) Percent of Class	4.9%
(c) Number of shares as to which such person has:
(i)sole power to vote or to direct the vote	938,760
(ii)shared power to vote or to direct the vote	0
(iii)sole power to dispose or to direct disposition of	938,760
(iv)shared power to dispose or to direct disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 12477X106	SCHEDULE 13G	Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of common stock of CAI held by DBJ.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2011
(Date)

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Yoshihiko Nogami
	Name:	Mr. Yoshihiko Nogami
	Title:	Senior Vice President Corporate Planning & Coordination Department